Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS TO EARNINGS

The following table reflects the computation of the ratio of combined fixed charges and preferred stock dividends to earnings for the periods presented (in thousands):

	Three Months Ended March 31, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
Net loss	$(10,591)	$(56,710)	$(49,573)	$(42,483)	$(35,296)	$(20,806)
Dividends on preferred stock	$—	$—	$—	$—	$(180)	$(1,605)
Ratio of earnings to fixed charges and preferred dividends (1)	—	—	—	—	—	—
Deficiency in earnings required to cover combined fixed charges and preferred stock dividends (2)	$(10,591)	$(56,710)	$(49,573)	$(42,483)	$(35,476)	$(22,411)

(1) The ratio of earnings to fixed charges and preferred dividends is defined as earnings divided by the combined fixed charges and preferred stock dividends. Fixed charges consists of interest costs (both expensed and capitalized); amortization of debt issuance costs and discount relating to any indebtedness; and an estimate of interest expense within rental expense. Fixed charges are excluded from the table above as all periods presented include a net loss.
(2) Our earnings were inadequate to cover fixed charges and preferred dividends for the three months ended March 31, 2018, by $10.6 million and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 $56.7 million, $49.6 million, $42.5 million, $35.5 million and $22.4 million, respectively.